Exhibit 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Earnings:
Earnings before income taxes	$566.8	$1,252.0	$1,064.1	$590.5	$385.9
Add:
Fixed charges	206.2	219.9	221.4	212.3	216.6
Amortization of capitalized interest	0.1	0.1	0.1	0.2	0.2
Total earnings before income taxes	$773.1	$1,472.0	$1,285.6	$803.0	$602.7

Fixed Charges:
Interest expense	$181.9	$194.7	$193.4	$187.3	$194.7
Portion of rental expense representative of interest	24.3	25.2	28.0	25.0	21.9
	206.2	219.9	221.4	212.3	216.6
Capitalized interest	—	—	—	—	—
Total Fixed Charges	$206.2	$219.9	$221.4	$212.3	$216.6

Ratio of Earnings to Fixed Charges	3.75	6.69	5.81	3.78	2.78